[Company letterhead]

December 15, 2005

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attention:	H. Roger Schwall, Assistant Director

Re:	Gastar Exploration Ltd.
Amendment No. 3 to Registration Statement on
Form S-1
File No. 333-127498
Filed December 13, 2005

Ladies and Gentlemen:

This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 9, 2005 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1. This letter is being filed together with Amendment No. 3 to Form S-1 in response to your comment letter. Please note that we have responded previously to Comment No. 1 to Mr. James Murphy of the Staff and Comment No. 2 to Ms. Melissa Campbell Duru of the Staff. Your comments are reproduced below and each is followed by the Company’s response.

General

COMMENT:

1.	We note the separate correspondence between the company and the staff with regard to the staffs engineering comments. Please be advised that the staff will need adequate time to review all outstanding engineering comments, inclusive of any revisions that are made to the prospectus as a result of such comments.

RESPONSE:

We have supplied Mr. Murphy the additional engineering information requested.

Securities and Exchange Commission

Division of Corporation Finance

December 15, 2005

COMMENT:

2.	We note your revisions and disclosure pertaining to the subscription receipts and the corresponding common shares issuable upon exchange of such receipts on the six, twelve and eighteen month anniversaries of the issuance date of the senior secured notes. Please provide an analysis of how the registration of shares issuable upon exchange of the subscription receipts conforms to the requirements of Rule 415 (a)(1) of Regulation S-K. We may have further comments.

RESPONSE:

Our counsel, Vinson & Elkins L.L.P., responded to this comment by supplemental letter dated December 13, 2005 filed with the Commission and addressed to the attention of Ms. Melissa Campbell Duru of the Staff. Ms. Duru has requested additional supplemental information, which will be supplied by supplemental letter as soon as possible.

COMMENT:

3.	Please update the information pertaining to the most recent price of your common stock on the Toronto Stock Exchange and over-the-counter market as of the most recent practicable date. Additionally, update the status of your listing application with the American Stock Exchange and indicate what your proposed symbol on such exchange will be.

RESPONSE:

Prices of Gastar’s common stock on the Toronto Stock Exchange and over-the-counter market have been update to December 9, 2005 on the prospectus cover page and on page 20. Additionally, we have updated the status of our listing application on the American Stock Exchange and indicated a requested trading symbol of “GST” on the prospectus cover page and on pages 17 and 69.

Management’s Discussion of Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies and Estimates, page 33

COMMENT:

4.	On page 35, you indicate that you engage an independent engineering firm to evaluate your properties annually. We regard references to third parties involved in valuations or other matters that are necessary to the preparation of financial statements as expert references, where reliance on such experts is implicit in the disclosure. Please identify the independent engineering firm as an expert and confirm that it is the same party from which you have obtained a written consent. Refer to Regulation C Section 436 if you require further guidance.

Securities and Exchange Commission

Division of Corporation Finance

December 15, 2005

RESPONSE:

On page 35, we have identified our independent engineering firm, Netherland, Sewell & Associates, Inc., and have indicated that we have received the firm’s consent to the use of its name and reports in the registration statement.

Notes to Statements of Revenues and Direct Operating Expenses of the Geostar Acquisition Properties, page F-47

Note 1, Basis of Presentation, F-47

COMMENT:

5.	We note that you have excluded costs for depletion, depreciation and amortization, accretion of asset retirement obligations, and general and administrative expenses from the statements of revenues and direct operating expenses of the Geostar Acquisition properties. We expect the statement of revenues and direct expenses to exclude only those costs not directly involved in the revenue producing activity, such as corporate overhead, interest and taxes. General and administrative costs directly associated with producing revenues reflected in the statement must be included. Additionally, disclose the reasons for omitting any historical corporate overhead, interest, or tax expense.

RESPONSE:

The direct general and administrative costs associated with the Geostar Acquisition Properties are actually included in the “Direct operating expenses” line item in the Statements of Revenues and Direct Operating Expenses. However, we have replaced the term “general and administrative” expenses with “general corporate overhead” expenses to more properly reflect the nature of the expenses excluded from the statements presented. We have also amended the disclosure to more clearly describe why general corporate overhead expenses and income taxes are excluded from the statements. The statements also do not include provisions for depreciation, depletion and amortization and accretion of asset retirement obligations as such amounts would not be indicative of future costs and credit-adjusted, risk-free rates and those costs which would be incurred by the Company upon allocation of the purchase price. Accordingly, the Company has revised the disclosure of Note 1 of the Statements of Revenues and Direct Operating Expenses of the Geostar Acquisition Properties to further clarify the reason for the exclusion of the above mentioned expenses. See Note 1 on page F-47 of the revised prospectus included in Amendment No. 3.

Securities and Exchange Commission

Division of Corporation Finance

December 15, 2005

COMMENT:

6.	You indicate that the statement of revenues and direct operating expenses represents the unaudited portion of the revenues and direct expenses for the year to date period ended June 17, 2005. However, the Statements of Revenues and Direct Operating Expenses on page F-46 reflects the unaudited period as the three months ended March 31, 2005. Please revise your disclosures to be consistent.

RESPONSE:

The Note 1 disclosure has been revised to be consistent. See page F-47 of the revised prospectus included in Amendment No. 3.

As mentioned previously, the Company stands to incur penalties if the registration statement is not effected soon. To expedite the process you may contact either the undersigned at 713-739-0455 or Jim Prince (713-758-3710) or Mark Kelly (713-758-4592) of Vinson & Elkins to discuss any of the above responses. If the Staff is satisfied with the revisions set forth in Amendment No. 3, the Company would like to be in the position to request effectiveness of the registration statement as soon as possible.

Very truly yours,

GASTAR EXPLORATION LTD.

/s/ Michael A. Gerlich
Michael A. Gerlich
Chief Financial Officer